Mail Stop 3561
							July 7, 2005


Ms. Jodi L. Taylor
Chief Financial Officer
Harold`s Stores, Inc.
765 Asp Avenue
Norman, Oklahoma 73069

		RE:	Harold`s Stores, Inc.
			Form 10-K for Fiscal Year Ended January 29, 2005 Form 10-Q for Quarterly Period Ended April 30, 2005 File No. 001-10892

Dear Ms. Taylor:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 29, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

1. In future filings please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated, or relocated during the period.

2. Please revise future filings to discuss the material changes in depreciation and amortization expense from period to period. In this regard, we note that the decrease in depreciation and amortization expense in fiscal 2004 compared to fiscal 2003 was particularly significant, yet there is no discussion of the reasons for the decrease. Show us how the revised disclosure will read for fiscal 2004 compared to fiscal 2003. Please also supplement the discussion of your historical results with a discussion of whether this and other changes in your operating results represent trends expected to continue into the future. Refer to SEC Release No. 33-8350 and Item
303(a) of Regulation S-K.

Cash Flows

3. Please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.
For example, you explain that the significant increase in cash flow provided by operating activities in fiscal 2004 is primarily attributed to a $5.8 million improvement in net income offset by a $5.3 million net increase in inventories. In future filings please provide analysis explaining the underlying reasons for fluctuations in your inventory and other working capital accounts. Refer to SEC
Release No. 33-8350.

Liquidity

4. Please refer to Item 10(e) of Regulation S-K as well as our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov) and provide us in detail your justification for presenting in footnote (1) to the table various measures of your liquidity as if your line of credit was classified as long-term. We believe each of these measures represents a non-GAAP measure since under GAAP your line of credit is required to be classified as a current liability. If you believe you are permitted to include these measures in future filings, please show us how you plan to revise your disclosures to comply with all of the disclosure requirements in Item 10(e) with respect to your presentation of such non-GAAP measures.

5. Similar to the preceding comment, and in view of the rules related to non-GAAP measures, please tell us in detail why you believe it is appropriate to present your ratio of long-term debt to stockholders` equity as if your redeemable preferred stock represents permanent stockholders` equity, when under GAAP, such preferred stock is required to be classified outside of permanent stockholders` equity.
If you intend to present this measure in future filings, and you believe you are permitted to do so under Item 10(e), please show us how you plan to revise your disclosures in future filings to comply with Item 10(e).

Item 9A. Controls and Procedures

6. Disclosure controls and procedures are defined in Rules 13a-
15(e)
and 15d-15(e) under the Securities Exchange Act of 1934, not Rule
13a-14(c). Please update your rule reference accordingly in future filings.

7. Please revise your future disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form
10-K and/or your April 30, 2005 Form 10-Q accordingly.

8. Please confirm to us that there was not any change in your internal control over financial reporting that occurred during the fourth quarter of 2004 or the first quarter of 2005 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Though Item 308(c) of Regulation
S-K does not require you to state this information affirmatively in your periodic filings, we note that it is common practice among other registrants to provide disclosure to this effect.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

General

9. In future filings please further disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include within selling, general and administrative expenses. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold.
If
you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include all of the costs related to their distribution network in cost of goods sold and others exclude a portion of them from gross margin, including them instead in operating expense line items.
To
the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Schedule II Valuation Accounts

10. Please revise in future filings to also include the activity in your allowance for sales returns. Show us what the revised disclosure would look like for the historical periods presented.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Ms. Jodi L. Taylor
Harold's Stores, Inc.
July 7, 2005
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